UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Puerto Rico Savings and Ownership Plan
(Full Title of Plan)

Honeywell International Inc. 101 Columbia Road Morris Township, NJ 07962

(Name of Issuer of Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

Honeywell Puerto Rico Savings and Ownership Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2010 and 2009	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2010	4

Notes to Financial Statements	5-18

Supplemental Schedule: *

Schedule H, Line 4(i) - Schedule of Assets (held at end of year) December 31, 2010	19

Signatures	20

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	21

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Honeywell Puerto Rico Savings and Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 24, 2011

Honeywell Puerto Rico Savings and Ownership Plan
Statement of Net Assets Available for Benefits at December 31, 2010 and 2009

	2010	2009

	(dollars in thousands)

Plan interest in Honeywell Savings and Ownership Plan Master Trust at fair value	$4,139	$2,246

Total investments	4,139	2,246

Receivables:
Notes receivable from participants	114	21
Contribution receivable from participating employees	50	41
Contribution receivable from the Company, net of forfeitures	9	8

Total receivables	173	70

Net assets available for benefits at fair value	4,312	2,316

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1)	(5)

Net assets available for benefits	$4,311	$2,311

Honeywell Puerto Rico Savings and Ownership Plan
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2010

2010

(dollars in thousands)
Additions to net assets attributable to:
Interest income from notes receivable from participants	$1
Contributions:
Participating employees	1,224
The Company, net of forfeitures	218
Roll-over contributions	111

Total contributions	1,553

Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	656

Total additions	2,210

Deductions from net assets attributable to:
Benefits paid to participants	(207)
Plan expenses	(2)

Total deductions	(209)

Plan transfers from Honeywell Puerto Rico Savings and Ownership Plan	(1)

Net increase in net assets during the year	2,000
Net assets available for benefits:
Beginning of year	2,311

End of year	$4,311

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

On May 1, 2008 the Honeywell Puerto Rico Savings and Ownership Plan (the “Plan”) was established as a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”), ADI of Puerto Rico, Inc. and Honeywell Aerospace de Puerto Rico, Inc (together with the Company, the “Employer”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”) and the Puerto Rico Internal Revenue Code (the “Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President – Human Resources, Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate its administrative responsibilities. The Savings Plan Investment Committee has the power and authority to enter into agreements with trustees to provide for the investment of Plan assets and to appoint investment managers to direct such trustees, as appropriate. The day to day administration of the Plan is handled by ING Institutional Plan Services, LLC (“ING”), formerly known as CitiStreet. The trustee of the Plan is Banco Popular de Puerto Rico (the “Trustee”) and the custodian of the Plan is State Street Bank and Trust Company (the “Custodian”).

Contributions and Vesting

For the year ended December 31, 2010, participants may elect to contribute from 1% to 20% of their “base pay” as defined in the plan provisions during each pay period subject to certain restrictions for “highly compensated employees “, as defined in the plan provisions. Contributions are permitted to be made either on a before-tax or after-tax basis, or a combination of both, and may be directed into any investment option available within the Plan. In addition to regular before-tax or after-tax contributions, eligible participants may also contribute catch-up contributions up to $1,000 per year if they are or will be at least age 50 by December 31st and are contributing at least 10% before-tax to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Generally, the Company matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Employer. The Company matching contributions are made to the eligible participants’ accounts each pay period that employee contributions are made to the Plan.

Effective July 17, 2009 through December 31, 2010, participants received basic matching contributions whereby the Employer matched 25 percent of the first 6 percent of base pay that the participant contributed to the Plan (excluding rollover and catch-up contributions). Effective January 1, 2011, the 25 percent matching contribution described above was replaced with 31.25 percent. Additionally, participants who were actively employed by the Company on December 31, 2010, and who received matching contribution during the year ended December 31, 2010, received an additional one-time matching contribution in 2011 as a match restoration equal to 25 percent of the matching contributions that were made to the participant’s account for the period from July 1, 2010 through December 31, 2010.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The Employer does not match catch-up contributions. All of the Employer’s matching contributions are initially invested in the Honeywell Common Stock Fund.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Company contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Company or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Company or an affiliated company was due to any one of the following (i) retirement under the terms of a Company pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Company); or (v) a participant’s business unit is sold or divested.

A participant will also become 100 percent vested in the event the Company permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Employer’s matching contribution, (if applicable), and (2) investment earnings, and charged with an allocation of investment losses and administrative expenses. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants

Prior to July 1, 2011, loans will be made to participants from their account balances in the following order (1) before-tax contributions and earnings, (2) after-tax contributions and earnings, (3) rollover contributions and earnings, (4) prior employer contributions and earnings, and (5) vested Employer matching contributions and earnings.

The maximum loan amount to a participant was the lesser of (1) $50,000, reduced by the participant’s highest combined outstanding loan balance and accrued interest during the preceding twelve month period, or (2) 50% of the vested portion of a participant’s account including loan balance(s) less any current outstanding loan balance(s). The interest rate on the loans will generally be the published prime rate plus 1% for the month preceding the effective date of the loan. However, the Employer may revise this rate of interest for any new loans if it determines that the prime rate plus 1% is no longer a reasonable rate of interest. The rate used will be fixed for the term of the loan. The term of any loan shall not be less than 1 month or more than 60 months unless used to acquire a principal residence for which the term can be up to 25 years.

Interest rates for loans outstanding at December 31, 2010 and 2009, were approximately 4.25%.

Effective July 1, 2011, no new loans will be permitted from the Plan.

Termination

Although it has not expressed intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Distribution of Benefits

Upon termination of service with the Employer, the entire vested amount in a participant’s account can be distributed, at the participant’s election, in a single payment. If no distribution election is made by the participant and the participant’s account balance exceeds $1,000, the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, or (2) upon the participant’s death, whichever is earlier. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan until December 31 of the calendar year following the calendar year of the participant’s death. If the value of the participant’s account is $1,000 or less, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies) according to the terms of the Plan.

Forfeitures

Forfeitures of the Employer’s contributions and earnings thereon because of terminations and withdrawals reduce contributions otherwise due from the Employer. Employer contributions were reduced by $10 thousand and $3 thousand due to forfeited nonvested accounts for the year ended December 31, 2010 and 2009, respectively.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Reclassifications:
Certain reclassifications have been made in the amounts presented for year end December 31, 2009 relating to Notes receivable from participants to conform to the current presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are custodied in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Savings and Ownership Plan (the “HSOP”) and the Honeywell Secured Benefit Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Notes Receivable from Participants
Notes receivable from participants are valued at cost plus accrued interest unpaid.

Payment of Benefits
Withdrawals and distributions to participants are recorded when paid.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Expenses

Certain external and internal expenses relating to the administration of the Master Trust and managing the investment funds established thereunder are not borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Certain other fees are charged directly to the participant’s account with respect to which the fee relates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued guidance that requires new disclosures and clarifies existing disclosure requirements, about fair value measurements. The new guidance requires (a) disclosure of gross significant transfers in and/or out between Levels 1 and 2 and the reasons for those transfers, (b) disclosure of all transfers in/out of Level 3 (significant transfers to be presented gross) and the reasons for those transfers, and (c) purchases, sales, issuances and settlements to be disclosed separately (i.e. gross) within the Level 3 roll-forward. The guidance also clarifies (a) the levels of disaggregation in presenting fair value disclosures for each class of assets and liabilities and (b) the disclosures about valuation techniques and inputs that are required for fair value measurements that fall within either Level 2 or Level 3. Item (c) is not effective for the current year and the Plan will adopt this requirement for year end December 31, 2011,

The adoption of the guidance effective for 2010 had no impact on the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

In September, 2010, the FASB issued guidance on Notes receivable from participants. The objective of guidance is to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans. The guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The guidance should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. Its adoption during the year had no impact on the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

In May 2011, the FASB issued guidance on Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS). The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan management does not believe the adoption of this update will have a material impact on the Plan’s financial statements

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is in the Master Trust, which is commingled with the assets of the HSOP and the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Custodian. At December 31, 2010 and 2009,the Plan, the HSOP and the Honeywell Secured Benefit Plan’s interest in the net assets of the Master Trust were 0.044%, 98.291%, and 1.665%, and 0.027%, 97.614% and 2.359%, respectively.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Investment income or loss is allocated based on participant balances, and administrative expenses relating to the Master Trust are allocated daily to the respective plans based upon the net asset value balances invested by each plan.

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2010 and 2009:

	2010	2009

	(dollars in millions)

Common & commingled trust funds	$3,400	$2,962
Honeywell common stock	2,710	2,129
Short-term investments	1,264	1,267
Common/preferred stocks (separately managed portfolios)	962	803
Guaranteed investment contracts	883	927
Mutual funds	197	183

Total investments, at fair value	9,416	8,271

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(18)	(17)

Total investments, at Contract Value	$9,398	$8,254

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The Master Trust’s investment income for the year ended December 31, 2010 is presented in the following table. The net appreciation loss/(depreciation) consists of both realized gains/(losses) on investments bought and sold, as well as, the change in unrealized gains/(losses) on investments held during the year by the Master Trust.

2010

(dollars in millions)
Net appreciation in fair value of investments:
Honeywell common stock	$744
Mutual funds	15
Common & commingled trust funds	380
Common/preferred stocks (separately managed portfolios)	145

Net Appreciation	1,284

Dividend income	81
Interest income	32

Total Investment Income	$1,397

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in mutual and common/commingled funds are valued at the net asset value of units held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices. Short-term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value. Investment contracts are stated at fair value based on a discounted cash flow method.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

From time to time, investment managers may use derivative financial instruments including foreign exchange and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Master Trust held no derivative instruments as of December 31, 2010.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets at December 31, 2010 and 2009.

Guaranteed Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (“GICs”) with various third parties. These benefit-responsive investment contracts are held through the Honeywell Short Term Fixed Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. The contract values of the synthetic GICs were $740 million and $784 million at December 31, 2010 and 2009, respectively. Included in the contract values of the synthetic GICs are $15 million and $10 million at December 31, 2010 and 2009, respectively, attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is more than the value of the underlying assets.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract values of the traditional GICs were $125 million and $126 million at December 31, 2010 and 2009, respectively.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The average yield rate of the Honeywell Short Term Fixed Income Fund was 2.45% and 2.50% for the year ended December 31, 2010 and December 31, 2009, respectively. The average crediting interest rate of the Honeywell Short Term Fixed Income Fund was 2.36% and 1.59% for the year ended December 31, 2010 and December 31, 2009, respectively. The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom the GICs are placed. The Company does not anticipate non-performance by these companies.

Certain events limit the ability of the Plan or Master Trust to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Company or other events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

The Master Trust’s valuation methodologies for assets and liabilities measured at fair value are described on page 11 - Investment Valuation and Income Recognition – Master Trust. The methods described on page 11 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy
The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

          A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

Following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Honeywell International Inc. common stock, other common stocks and mutual funds

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the major market on which the individual securities are traded. Mutual funds values are based on the Net Asset Value (“NAV”) that is quoted on an active market. Honeywell International Inc. common stock, other common stocks and mutual funds are all classified within level 1 of the valuation hierarchy.

Common and commingled trust funds

These investments are public investment vehicles consisting of target date funds and equity index funds. These funds permit daily redemption of units. These investments are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, and then divided by the number of units outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Short-term investments

Short-term investments include corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored enterprise obligations, and Other.A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Guaranteed Investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. As of December 31, 2010, the investments underlying the synthetic guaranteed investment contracts are comprised of approximately 42% of US Treasury Securities, 38% of Asset-Backed Securities, 17% of Corporate Bonds, and 3% of Collaterized Mortgage Obligations. As of December 31, 2009, the investments underlying the synthetic guaranteed investment contracts are comprised of approximately 18% of Corporate Bonds, 5% of Collaterized Mortgage Obligations, 35% of Asset-Backed Securities, 5% of Short-term investments, and 37% of US Treasury Securities. They are classified within level 2 of the valuation hierarchy.

Guaranteed investment contracts and wrapper values are valued using a discounted cash flow method and are classified as level 3 of the valuation hierarchy.

Refer to page 11 of these financial statements for further information on these guaranteed investment contracts.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following table presents the Master Trust’s assets measured at fair value as of December 31, 2010, by the fair value hierarchy:

	Level 1	Level 2	Level 3	Total

	(dollars in millions)
Common/Preferred Stock:
Honeywell Common Stock	$2,710	$—	$—	$2,710
Large Cap Value	406	—	—	406
Large Cap Growth	311	—	—	311
Small-to -Mid Cap Value	245	—	—	245

Total Common/Preferred Stock	3,672	—	—	3,672
Mutual Funds:
Large Cap Value Funds	197	—	—	197

Total Mutual Funds	197	—	—	197
Common & Commingled Trust Funds:
Target Date Funds	—	1,054	—	1,054
Equity Index Funds	—	2,346	—	2,346

Total Common & Commingled TrustFunds	—	3,400	—	3,400
Short Term Investments	1	1,263	—	1,264
Guaranteed Investment Contracts	—	754	129	883

Total Investments at fair value	$3,870	$5,417	$129	$9,416

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following table presents the Master Trust’s assets measured at fair value as of December 31, 2009, by the fair value hierarchy.

	Level 1	Level 2	Level 3	Total

	(dollars in millions)

Common Stock:
Honeywell Common Stock	$2,129	$—	$—	$2,129
Large Cap Value	358	—	—	358
Large Cap Growth	259	—	—	259
Small-to -Mid Cap Value	92	—	—	92
Small-to -Mid Cap Growth	94	—	—	94

Total Common Stock	2,932	—	—	2,932
Mutual Funds:
Large Cap Value Funds	183	—	—	183

Total Mutual Funds	183	—	—	183
Common & Commingled Trust Funds:
Target Date Funds	—	878	—	878
Equity Index Funds	—	2,082	—	2,082
Stable Value Fund	—	2		2

Total Common & Commingled Trust Funds	—	2,962	—	2,962
Short Term Investments	—	1,267	—	1,267
Guaranteed Investment Contracts	—	794	133	927

Total Investments at fair value	$3,115	$5,023	$133	$8,271

The following table summarizes changes in the fair value of the traditional guaranteed investment contracts, classified as level 3 investments, for the year ended December 31, 2010 and 2009:

	2010	2009

	(dollars in millions)
Balance, beginning of year	$133	$668
Net realized and change in unrealize gain/(loss)	(4)	(10)
Purchases, sales, issuances and settlements (net)	—	(525)

Balance, end of year	$129	$133

Amount of gains or losses for the year attributed to the change in unrealized gains/(losses) relating to assets and liabilities still held at year end	$(4)	$(3)

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

4	Nonparticipant-Directed Investments

Information about the net assets at December 31, 2010 and 2009 and the significant components of the changes in net assets for the year ended December 31, 2010 relating to the nonparticipant-directed investments is as follows:

	2010	2009

	(dollars in thousands)

Honeywell Common Stock	$1,173	$608
Short-term investments	35	12

	$1,208	$620

2010

(dollars in thousands)
Changes in Net Assets:
Contributions	$355
Net Income	23
Net appreciation	287
Benefits paid to participants	(51)
Transfers (to)/from participant directed investments	(26)

$588

5.	Related Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan is invested in notes receivable from participants, both of which qualify as related-party transactions. During the year ended December 31, 2010, the Master Trust made purchases of approximately $204 million, sales of approximately $367 million and realized gains/(loss) of $70 million and dividend income of $65 million earned from the investment in the Company’s common stock. The Master Trust invests in commingled funds managed by the Custodian. These investments qualify as party-in-interest transactions.

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

6.	Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, GICs, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

7.	Federal Income Taxes

The Plan is designed and intended to be qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the (1994 PR Code”), and Section 1081.01(a) of the Internal Revenue Code for a New Puerto Rico, Act No. 1 of January 31, 2011, as amended from time to time (the “2011 PR Code”). The Plan has received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 Code, and will be submitted to the PR Treasury for a determination of its qualification under the 2011 PR Code. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1165(a) of the 1994 Code and Section 1081.01(a) of the 2011 PR Code, and, pursuant to Section 1022(i)(1) of ERISA, for United States income tax purposes, the Plan’s Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the 1994 PR Code and the Internal Revenue Code for a New Puerto Rico. As of December 31, 2010, the Company has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2010:

	2010	2009

	(dollars in thousands)

Net assets available for benefits per the financial statements	$4,311	$2,311
Amounts allocated to withdrawing participants	(1)	(1)
Adjustment from contract value to fair value for benefit-responsive contracts	1	5

Net assets available for benefits per the Form 5500	$4,311	$2,315

Honeywell Puerto Rico Savings and Ownership Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2010:

2010

(dollars in thousands)
Benefits paid to participants per the financial statements	$207
Add: Amounts allocated to withdrawing participants at December 31, 2010	1
Less: Amounts allocated to withdrawing participants at December 31, 2009	(1)

Benefits paid to participants per the Form 5500	$207

The following is a reconciliation of investment income per the financial statements to Form 5500 for th year ended December 31, 2010:

2010

(dollars in thousands)
Total investment income per the financial statements	$656
Net change in adjustment from fair value to contract value for fully benefit-responsive contracts	(4)

Total investment income per the Form 5500	$652

9.	Subsequent Events

Effective June 7, 2011, the ADI of Puerto Rico, Inc. 1165(e) Savings Plan merged and transferred assets of approximately $188 thousand into the Plan.

The Company has evaluated subsequent events through the date of issuance of our financial statements.

Honeywell Puerto Rico Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year)
December 31, 2010
(Dollars in Thousands)

Identity of Issue	Description	Cost	Current Value

*Interest in Honeywell Savings and Ownership Plan Master Trust	Various investments	**	$4,139

*Notes receivable from participants	(Interest rates range from 2.5% - 2.5%, maturing through March 9, 2035)	**	114

Total			$4,253

* Party-in-interest.
** Cost information not required for participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Puerto Rico Savings and Ownership Plan

By:	/s/ Brian Marcotte

Brian Marcotte
Vice President, Compensation and Benefits

Date: June 24, 2011